UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

______________________VERIGY LTD.________________________

(Name of Issuer)

____________________COMMON STOCK___________________

(Title of Class of Securities)

_______________________________793691106_____________________________

(CUSIP Number)

JAMES WEAVER
OMNI PARTNERS LLP
2ND FLOOR SALTERS HALL
4 FORE STREET
LONDON
EC2Y5DB
0207 847 7445
______________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

____________________________10 JUNE 2011___________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.     [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form arenot required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. Y93691106  Schedule 13D      Page 2 of 4 Pages

1.      Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

TIRESIAS CAPITAL LIMITED........................................

2.      Check the Appropriate Box if a Member of a Group:
(a)     x.......................................

(b)     Not applicable.......................................

3.      SEC Use Only ................................................

4.      Source of Funds .........00- FUNDS OF INVESTMENT ADVISORY CLIENTS
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e): .....Not applicable.............

6.      Citizenship or Place of Organization ..CAYMAN ISLANDS...........

Number of       7. Sole Voting Power...6,025,232.....................
Shares Bene-
ficially owned  8. Shared Voting Power....0..........................
by Reporting    9. Sole Dispositive Power ......6,025,232............
Person With
     10. Shared Dispositive Power .......0................

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
...6,025,232............

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
......[  ]................

13.     Percent of Class Represented by Amount in Row (11)...9.76%......

14.     Type of Reporting Person...[IA]................

Item 1. Security and Issuer

The class of equities to which the statement relates is the common stock of Verigy Ltd, a Singapore corporation with principal offices at No. 1 Yishun Ave 7 Singapore 768923.

Item 2. Identity and Background

The statement is filed by Tiresias Capital Limited of PO BOX 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Tiresias Capital Limited is an Investment Manager and is an exempted company incorporated with limited liability in the Cayman Islands. Tiresias is registered as an excluded person pursuant to the Securities Investment Business Law (2004 Revision) of the Cayman Islands.

Tiresias Capital Limited is the investment manager to the Omni Global Fund Limited, a company incorporated with limited liability under the laws of the Cayman Islands, and GAM Four Inc, a company incorporated under the Business Companies Act 2004 of the British Virgin Islands.

Tiresias Capital is also the Investment Advisor to the Hartford Growth
 Fund, an open-ended investment company incorporated in the Bahamas and a managed account for First New York Securities LLC.


CUSIP No. Y93691106           Schedule 13D             Page 3 of 4 Pages

Item 3. Source and Amount of Funds or Other Consideration

The reporting person used an aggregate of approximately $90,137,471 of client funds to purchase the securities reported.

Item 4. Purpose of Transaction

The reporting person purchased the Securities for investment purposes. The reporting person may acquire further shares or dispose of some or all of the Securities.

Item 5. Interest in Securities of the Issuer
At the time of filing this report, the aggregate number of securities is 6,025,232 representing 9.76% of the shares outstanding. The reporting person, Tiresias Capital Limited, has the sole power to direct the vote and dispose or direct the disposition of securities. The transactions in the class of securities are set out below identifying the transactions, price, amount and identity of the fund money used. 5(d) and (e) do not apply

CUSIP No. Y93691106         Schedule 13D               Page 4 of 4 Pages

Fund	Trade Date	Type	Price	SHARES BOUGHT / SOLD	GROSS PRICE	USD VALUE
Hartford Growth 	31-May-11	Purchase	14.1321	4,324	14.1121	61,020.72
Hartford Growth	01-Jun-11	Purchase	14.1400	2,480	14.1200	35,017.60
Hartford Growth	09-Jun-11	Sell	13.1911	7,500	13.2036	-99,027.00
Hartford Growth	10-Jun-11	Purchase	14.9498	300,000	14.9458	4,483,740.00
Hartford Growth	10-Jun-11	Purchase	14.9500	187,500	14.9400	2,801,250.00
Hartford Growth	10-Jun-11	Purchase	14.9540	72,216	14.9500	1,079,629.20
Hartford Growth	10-Jun-11	Purchase	14.9550	27,500	14.9500	411,125.00
First New York	09-Jun-11	Sell	13.1911	37,500	13.2036	-495,135.00
GAM Four Inc	31-May-11	Purchase	14.1321	17,713	14.1121	249,967.63
GAM Four Inc	01-Jun-11	Purchase	14.1400	10,317	14.1200	145,676.04
GAM Four Inc	09-Jun-11	Sell	13.1911	48,100	13.2036	-635,093.16
GAM Four Inc	10-Jun-11	Purchase	14.9500	772,900	14.9400	11,547,126.00
GAM Four Inc	10-Jun-11	Purchase	14.9538	1,236,600	14.9498	18,486,922.68
GAM Four Inc	10-Jun-11	Purchase	14.9540	297,740	14.9500	4,451,213.00
GAM Four Inc	10-Jun-11	Purchase	14.9550	113,400	14.9500	1,695,330.00
Global Fund	31-May-11	Purchase	14.1321	21,200	14.1121	299,176.52
Global Fund	01-Jun-11	Purchase	14.1400	12,000	14.1200	169,440.00
Global Fund	09-Jun-11	Sell	13.1911	56,900	13.2036	-751,284.84
Global Fund	10-Jun-11	Purchase	14.9500	914,600	14.9400	13,664,124.00
Global Fund	10-Jun-11	Purchase	14.9538	1,463,400	14.9498	21,877,537.32
Global Fund	10-Jun-11	Purchase	14.9540	352,200	14.9500	5,265,390.00
Global Fund	10-Jun-11	Purchase	14.9550	134,100	14.9500	2,004,795.00


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Tiresias Capital Limited is the investment manager, under Investment
 Management Agreements, to the Omni Global Fund Limited, a company incorporated with limited liability under the laws of the Cayman
Islands, and GAM Four Inc, a company incorporated under the Business
 Companies Act 2004 of the British Virgin Islands.

Tiresias Capital is also the Investment Advisor, under an Investment
 Advisory Agreement, to the Hartford Growth Fund, an open-ended investment company incorporated in the Bahamas.


Item 7.  Material to be Filed as Exhibits.   N/A

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  20 June 2011
TIRESIAS CAPITAL LIMITED
Name:  DIRECTOR GAVIN SIMPSON